Filed pursuant to Rule 433
Registration Statement No. 333-148982

The transcript below is being used on the Zion Website:
http://www.zionoil.com/news/media-center.html

TRANSCRIPT OF INTERVIEW BETWEEN PASTOR JOHN HAGEE AND JOHN BROWN, WHICH AIRED ON DAYSTAR TELEVISION NETWORK

PASTOR HAGEE: We welcome those of you who are watching across the nation and around the world to the Washington D.C. Night to Honor Israel Banquet. I have with me on the set tonight, John Brown. John Brown is the Chairman of Zion Oil and he’s the sponsor of this great banquet. John Brown, we’re delighted to have you tonight and God Bless you.

JOHN BROWN: Thank you, Pastor.

PASTOR HAGEE: You are drilling for oil in Israel and it’s an exciting project, and when do you project that this oil well will be in production?

JOHN BROWN: Well, we’ll begin drilling this year, in September. That’s our target date and hopefully by the fourth quarter of 2008, that we should see production. But as a faith man, I do believe that God’s going to give us that. And I base that on scripture, and that scripture would be Hebrews 11:1, “By faith, it’s the substance that’s hoped for, the evidence not seen,” and I do, as a faith man, believe that God will give that to us soon.

PASTOR HAGEE: What led you to drill in Israel and the particular area you are drilling?

JOHN BROWN: Pastor, it was the Bible, specifically, the Torah. Because basically, when you look at the scriptures, you’ll see in Genesis, chapter 48: 15-22, where Jacob himself then blesses the sons of Joseph, which is Manasseh and Ephraim. And then in Genesis, chapter 49:1, he specifically says “Jacob called to his sons and said ‘Gather yourselves together that I may tell you that which shall befall you in the last days.’” And then specific to Joseph’s blessing, verses 23-26, there’s some key verses, or key words in there that caused me to begin to think that this could be oil. And it starts out in 25 by saying “even by the God of thy fathers, who shall help thee and by the Almighty who shall bless thee with blessings of heaven above and the blessings of the deep that lies beneath.” The next verse specifically talks about the blessings of his, would be above his progenitors, which means more in the end than in the beginning, and then he talks about the blessing would be on the head of Joseph. So if you look at the scriptures and at the biblical map, you will see Manasseh and Ephraim is where we have 162,000 acre license, exactly like God said, on the head of Joseph, in Manasseh and Ephraim. So it was the Bible that did that, so when I began reading this Bible, and I saw it in Genesis, with Jacob’s blessings, and I also saw Moses in Deuteronomy 33, again spoke about this blessing, and then his verses, with Moses in Deuteronomy 33:1, he talked about that “he blessed them with the same blessings that Jacob did.” So we had Jacob that did the blessing and we had Moses. Then in verses 13-16, it really became a little more specific, because what the scriptures teach is he talked about “Blessed will be the land, and the blessings will come on the head of Joseph.” And he spoke specifically, and said in scriptures, “and for the goodwill of him that dwells in the bush, let the blessing come upon the head of Joseph.” So if you look at the biblical map, you will see an outline, almost of a head, of a person, because also, in another verse, it talks about, verse 24, “Let Asher be blessed with children, let him dip his foot in oil.” So when you look at the biblical scripture, the foot has to dip down on the head of Joseph, on Manasseh, and that’s exactly where we drilled our last well, and where we’re going to drill two wells this year.

PASTOR HAGEE: Right now, the world economy is being driven by oil. America’s scrambling to get all they can; so is China; so is India. And the price of gas is going up by the day. A discovery of oil in Israel will simply be an economic earthquake. Do you have any idea what volume of oil you’re looking at?

JOHN BROWN: We do, but by SEC regulations, we cannot share that, the volumes of it. But what’s published, is on our website, is our next two wells will be on prospects totaling over 24,000 acres of potential multi-payzones or prospects. IN our last well we drilled, we saw numerous indications of oil and gas over a 2,000 foot interval, and we’ll be appraising those shows while drilling deeper to the highly prospective Permian formation, which is going to be at around 18,000 feet, and that’s basically, when we go to scriptures, that’s the blessings of the deep that lies beneath.

We had a difficult time getting the right rig that can go that deep in Israel. So what we’re saying is, everything seems to be lined up perfectly with God’s scripture and this prophecy is about to come to pass. The impact itself, what it can have, it’s just enormous. This world would see Israel, all of a sudden. Scriptures would be coming true before their eyes and God would use this as a piece of the puzzle for the end times. I believe that.

PASTOR HAGEE: I want to thank you for joining us, and I want to thank you, John Brown, for being here. This is an exciting discovery, and we pray God’s blessings on Zion Oil as you go forward.

JOHN BROWN: Thank you.

FORWARD-LOOKING STATEMENTS: Statements in this press release that are not historical fact, including statements relating to Zion’s public offering, the timing of any closing and the results thereof, Zion’s planned operations, potential results thereof and plans contingent thereon, are forward-looking statements as defined in the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in the Prospectus and are beyond Zion's control. These risks could cause Zion’s actual performance to differ materially from the results predicted by these forward-looking statements. Accordingly, Zion can give no assurance that the expectations reflected in these statements will prove to be correct. Zion assumes no responsibility to update these statements.

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Direct links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas. Inc., at www.zionoil.com.